FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

G-SIB Indicators Disclosure

Background

HSBC Holdings plc ('HSBC') is assessed as a global systemically important bank ('G-SIB') under the methodology established by the Financial Stability Board and Basel Committee.

In July 2013, the Basel Committee issued final rules on G-SIB assessment, including the requirements for disclosure of the data underlying this process. The table below represents our first disclosure under these rules, as required by the Prudential Regulation Authority ('PRA') in line with the European Banking Authority's ('EBA's) final draft regulatory and implementing technical standards ('RTS', 'ITS') and Guidelines issued on 5 June 2014. These are to implement the Basel rules on G-SIB assessment methodology and disclosure within the European Union under the CRD IV legislation.

The disclosure

In accordance with the PRA's direction, our disclosure is presented using the format of the template in the EBA's ITS which mirrors, in its structure and the instructions for its completion, the template used for the Basel G-SIB assessment and ranking.

The scope of the requirement for HSBC is a group consolidated basis. The data, which is at 31 December 2013, has been prepared in accordance with our interpretation of the EBA's ITS and Guidelines and the footnotes to the table below. This data, as reported also within the G-SIB assessment process, will be used in determining HSBC's 2014 G-SIB ranking and thereby our actual G-SIB buffer to be applied at the start of its implementation in 2016.

General Bank Data

Section 1: General Information

(1)  Reporting date ...
31 December 2013
(2)  Reporting currency and unit ...
US$ millions unless stated otherwise
(3) Euro translation rate ...	0.725110579
(4)  Accounting standard ...
IFRS
(5)  Location of public disclosure ...
http://www.hsbc.com/investor-relations/ financial-and-regulatory-reports

Size Indicator

Section 2: Total Exposures

a. Counterparty exposure of derivatives contracts (method 1) ...	69,379
b. Gross value of securities financing transactions (SFTs) ...	297,374
c. Counterparty exposure of SFTs ...	12,320
d. Other assets ...	2,351,741
(1) Securities received in SFTs that are recognised as assets ...	0
e. Total on-balance sheet items (sum of items 2.a, 2.b, 2.c, and 2.d, minus 2.d.(1)) ...	2,730,814
f. Potential future exposure of derivative contracts (method 1) ...	170,130
g. Notional amount of off-balance sheet items with a 0% Credit Conversion Factor ('CCF') ......................................................................................................................................................................................................	407,733
(1) Unconditionally cancellable credit card commitments ...	99,652
(2) Other unconditionally cancellable commitments ...	308,081
h. Notional amount of off-balance sheet items with a 20% CCF ...	5,931
i. Notional amount of off-balance sheet items with a 50% CCF ...	53,633
j. Notional amount of off-balance sheet items with a 100% CCF ...	348,544
k. Total off-balance sheet items (sum of items 2.f, 2.g, and 2.h to 2.j, minus 0.9 times the sum of items 2.g.(1) and 2.g.(2)) ..................................................................................................................................................	619,011
l. Entities consolidated for accounting purposes but not for risk-based regulatory purposes:
(1) On-balance sheet assets ...	20,778
(2) Potential future exposure of derivatives contracts ...	0
(3) Unconditionally cancellable commitments ...	0
(4) Other off-balance sheet commitments ...	257
(5) Investment value in the consolidated entities ...	7,185
m. Regulatory adjustments ...	33,617

Total exposures indicator (sum of items 2.e, 2.k, 2.l.(1), 2.l.(2), 0.1 times 2.l.(3), 2.l.(4), minus the sum of items 2.l.(5) and 2.m) ...............................................................................................................................................	3,330,058

Interconnectedness Indicators

Section 3: Intra-Financial System Assets

a. Funds deposited with or lent to other financial institutions ...	370,249
(1) Certificates of deposit ...	20,278
b. Undrawn committed lines extended to other financial institutions ...	1,989
c. Holdings of securities issued by other financial institutions 1:
(1) Secured debt securities ...	28,242
(2) Senior unsecured debt securities ...	27,783
(3) Subordinated debt securities ...	127
(4) Commercial paper ...	8,177
(5) Stock (including par and surplus of common and preferred shares) ...	15,209
(6) Offsetting short positions in relation to the specific stock holdings included in item 3.c.(5) ..........................................................................................................................................................................................	0
d. Net positive current exposure of SFTs with other financial institutions ...	7,933
e. OTC derivatives with other financial institutions that have a net positive fair value:
(1) Net positive fair value (including collateral held, if it is within the master netting agreement) .......................................................................................................................................................................................	15,539
(2) Potential future exposure ...	71,084

Intra-financial system assets indicator (sum of items 3.a, 3.b to 3.c.(5), 3.d, 3.e.(1), and 3.e.(2), minus 3.c.(6))	546,332

Section 4: Intra-Financial System Liabilities

a. Deposits due to depository institutions ...	205,329
b. Deposits due to non-depository financial institutions ...	206,814
c. Undrawn committed lines obtained from other financial institutions ...	797
d. Net negative current exposure of SFTs with other financial institutions ...	7,279
e. OTC derivatives with other financial institutions that have a net negative fair value:
(1) Net negative fair value (including collateral provided, if it is within the master netting agreement) ...............................................................................................................................................................................	3,537
(2) Potential future exposure ...	60,786

Intra-financial system liabilities indicator (sum of items 4.a to 4.e.(2)) ...	484,542

Section 5: Securities Outstanding

a. Secured debt securities ...	15,451
b. Senior unsecured debt securities ...	122,247
c. Subordinated debt securities ...	42,823
d. Commercial paper ...	10,538
e. Certificates of deposit ...	31,205
f. Common equity ...	206,067
g. Preferred shares and any other forms of subordinated funding not captured in item 5.c. .....................................................................................................................................................................................................	3,685

Securities outstanding indicator (sum of items 5.a to 5.g) ...	432,016

Substitutability/Financial Institution Infrastructure Indicators

Section 6: Payments made in the reporting year 1 (excluding intra-group payments)	Reported in	Amount in millions of the specified currency

a. Australian dollars .............................................................	AUD	1,741,819	1,685,385
b. Brazilian real .....................................................................	BRL	594,216	276,463
c. Canadian dollars ..............................................................	CAD	1,072,535	1,041,491
d. Swiss francs .....................................................................	CHF	491,489	530,267
e. Chinese yuan ...................................................................	CNY	6,832,462	1,111,405
f. Euros .................................................................................	EUR	10,748,296	14,274,812
g. British pounds .................................................................	GBP	16,239,600	25,403,656
h. Hong Kong dollars ..........................................................	HKD	24,562,420	3,166,665
i. Indian rupee .....................................................................	INR	16,377,496	280,557
j. Japanese yen ....................................................................	JPY	156,974,330	1,610,608
k. Swedish krona ...................................................................	SEK	2,498,291	383,570
l. United States dollars ........................................................	USD	28,253,821	28,253,821

Payments activity indicator (sum of items 6.a to 6.l) ............			78,018,700

Section 7: Assets Under Custody 1

Assets under custody indicator ...			6,193,539

Section 8: Underwritten Transactions in Debt and Equity Markets 1

a. Equity underwriting activity ...			5,772
b. Debt underwriting activity ...			347,086

Underwriting activity indicator (sum of items 8.a and 8.b) ...			352,858

Complexity Indicators

Section 9: Notional Amount of OTC Derivatives1

a. OTC derivatives cleared through a central counterparty ...	18,875,237
b. OTC derivatives settled bilaterally ...	13,929,329

OTC derivatives indicator (sum of items 9.a and 9.b) ...	32,804,566

Section 10: Trading and Available-for-Sale Securities1

a. Held-for-trading securities (HFT) ...	226,780
b. Available-for-sale securities (AFS) ...	365,556
c. Trading and AFS securities that meet the definition of Level 1 assets ...	304,519
d. Trading and AFS securities that meet the definition of Level 2 assets, with haircuts ...	31,284

Trading and AFS securities indicator (sum of items 10.a and 10.b, minus the sum of 10.c and 10.d) .........................................................................................................................................................................................	256,533

Section 11: Level 3 Assets

Level 3 assets indicator ...	14,774

Cross-Jurisdictional Activity Indicators2

Section 12: Cross-Jurisdictional Claims

a. Foreign claims on an ultimate risk basis (excluding derivatives activity) ...	1,529,946

Cross-jurisdictional claims indicator (item 12.a) ...	1,529,946

Section 13: Cross-Jurisdictional Liabilities

a. Foreign liabilities (excluding derivatives and local liabilities in local currency) ...	1,064,758
(1) Any foreign liabilities to related offices included in item 13.a. ...	50,637
b. Local liabilities in local currency (excluding derivatives activity) ...	694,097

Cross-jurisdictional liabilities indicator (sum of items 13.a and 13.b, minus 13.a.(1)) ...	1,708,218

Notes on the basis of preparation:

1   The scope of consolidation for the indicators is required to be generally the regulatory basis.  For certain items where detailed information for our proportionally consolidated associates is not available, the accounting consolidation has been used.

2   In accordance with the 'Instructions for the end-2013 data collection exercise of the Macroprudential Supervision Group', cross-jurisdictional assets and liabilities include local assets/liabilities in local currency of all non-UK offices but exclude balances of associates.

The G-SIB assessment methodology

Under the Basel Committee's G-SIB ranking and capital charge assessment methodology, which the EBA's methodology reflects, a large group of the most systemically important banks as a proxy for the global banking sector is scored under the 12 indicators in sections 2 to 13 above.

The score for each indicator is calculated by dividing a bank's reported value by the aggregate of the values for that indicator reported by the reference group. This amount is then expressed in basis points. For example: if a bank's reported 'Size' indicator made up 3% of the aggregate value reported, its basis point score for this indicator would be 300.

The score in each of the five main categories set out above is then determined as a simple average of the indicator scores within that category (subject to a cap on the score for Substitutability), and the bank's overall score as a simple average of the five category scores.

It is important to note that a bank's ranking for the purpose of allocation of a capital charge on the scale 0% to 2.5% will therefore be driven by its relative complexity, substitutability, etc. compared with the entire reference group of banks, materially influenced by those of the largest banks in the group.

Thus, if a bank were significantly to shrink its size, simplify operations and reduce complexity, but others were to take even greater steps in this regard, then that bank might nevertheless rise in the overall ranking and potentially incur an increased capital buffer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 31 July 2014